UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

SEC FILE NUMBER
8-66533

REPORT FOR THE PERIOD BEGINNING____01/01/17_____AND ENDING_____12/31/17____

                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Creatis Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 East 23rd Street, 4th Floor

                                                    (No. and Street)

New York   NY   10010

          (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon Nixon   516-490-8400

                                                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP

                    (Name – *if individual, state last, first, middle name*)

200 Mamaroneck Ave., Suite 502	White Plains	NY	10601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Michael Bohlmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Creatis Capital, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State: New York
County: New York

WHITNEY M PALMER
Comm. Exp. 08/18/2018
NOTARY PUBLIC
Comm. No. 01PA6310078
STATE OF NEW YORK

Notary Public

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREATIS CAPITAL, LLC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2017

CREATIS CAPITAL, LLC
Financial Statements
For The Year Ended December 31, 2017

CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Creatis Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Creatis Capital, LLC as of December 31, 2017, the related statements of operations, changes in member's capital, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Creatis Capital, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Creatis Capital, LLC's management. Our responsibility is to express an opinion on Creatis Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Creatis Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I- Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II-Computation for Determination of Reserve Requirement under SEC Rule 15c3-3 of the Securities and Exchange Commission and Schedule III-Information Relating to the Possession and Control Requirements under SEC Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Creatis Capital, LLC's financial statements. The supplemental information is the responsibility of Creatis Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I- Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II-Computation for Determination of Reserve Requirement under SEC Rule 15c3-3 of the Securities and Exchange Commission and Schedule III-Information Relating to the Possession and Control Requirements under SEC Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weintraub & Associates, LLP
Certified Public Accountants

Weintraub & Associates, LLP

We have served as Creatis Capital, LLC's auditor since 2015.

White Plains, New York

February 28, 2018

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

CREATIS CAPITAL, LLC
Statement of Financial Condition
For The Year Ended December 31, 2017

ASSETS

Cash in Bank	$	14,365
Consulting Fees Receivable		20,138
Security Deposit		3,510
Prepaid Expenses		3,351
Total Assets	$	41,364

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:

Accounts Payable & Accrued Expenses	$	4,567
Total Liabilities		4,567
Member's Capital		36,797
Total Liabilities and Member's Capital	$	41,364

The accompanying notes are an integral part of these financial statements.

CREATIS CAPITAL, LLC
Statement of Operations
For The Year Ended December 31, 2017

Revenues

Managed Fees	$	8,093
Misc. Income		30,138
Total Revenues		38,231

Operating Expenses

Commission Expense	57,395
Professional Expenses	31,000
Regulatory Fees	6,276
Other Operating Expenses	28,645
Total Operating Expenses	123,316

Net Income(Loss)	$	(85,085)

The accompanying notes are an integral part of these financial statements.

3

CREATIS CAPITAL, LLC
Statement of Member's Capital
For The Year Ended December 31, 2017

Balance - December 31, 2016	$	35,882
Capital Contribution		86,000
Net Loss - December 31, 2017		(85,085)
Balance - December 31, 2017	$	36,797

The accompanying notes are an integral part of these financial statements.

4

CREATIS CAPITAL, LLC
Statement of Cash Flows
For The Year Ended December 31, 2017

Cash Flows From Operating Activities:		
Net Loss	$	(85,085)
Adjustments to Reconcile Net Income(Loss) to Net Cash Used by Operating Activities:		
Increase in Consulting Fees Receivable		(10,138)
Decrease in Prepaid Expenses		367
Increase in Accounts Payable and Accrued Expenses		1,906
		(7,865)
Net Cash Used by Operating Activities		(92,950)
Cash Flows From Financing Activities:		
Capital Contributed		86,000
Cash Flows Provided by Financing Activities:		86,000
Net Decrease in Cash		(6,950)
Cash - Beginning of Year		21,315
Cash - End of Year	$	14,365

The accompanying notes are an integral part of these financial statments.

---

1. Organization and Business

Creatis Capital LLC (f/k/a Northwinds Advisors LLC) (the "Company") is a wholly owned limited liability company of Creatis LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") under rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA") and Security Investors Protection Corporation ("SIPC"). Effective January 30, 2015, Northwinds Renewables LLC sold all its interests in the Company to Creatis LLC and Northwinds Advisors LLC underwent a name change to Creatis Capital LLC.

The Company engages in the private placement of securities. The Company engages in the distribution of private offerings of limited partnerships and other similarly structured instruments. On July 15, 2015 FINRA approved the Company to expand its business into mergers and acquisitions advisory services. Pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule) Creatis Capital LLC does not hold any customer funds or safekeep customer securities.

2. Summary of Significant Accounting Policies and Basis of Presentation

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue
All revenues will be recorded as earned.

Cash
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2017, there were no cash equivalents.

Income Taxes
The Company is a single member limited liability company, and as such, is treated as a disregarded entity by the Internal Revenue Code ("IRC"). The IRC provides that any income or loss is passed through to the ultimate beneficial member for federal and state income taxes. Accordingly, the Company has not provided for federal and state income taxes.

The Company is not required to file an income tax return as it is a disregarded entity for federal tax purposes. The Parent of the Company is a single member limited liability company, and as such the income is reported directly to the single member owner. Accordingly, no provision is made for income taxes in the financial statements.

2. **Summary of Significant Accounting Policies and Basis of Presentation (Continued)**

Income Taxes (Continued)
The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to and including 2014.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Boards (FASB) issued a new accounting pronouncement regarding revenue recognition effective for 2018. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

3. **Regulatory Requirement**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $9,798 which exceeded the required net capital by $4,798.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

4. **Recent Regulatory Developments**

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reports rules, which will now require, among other things, that audits of all SEC registered broker-dealers be conducted under Public Company Accounting Oversight Board (PCAOB). PCAOB standards for fiscal years ending on or after June 1, 2015, will effectively replace the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2015, if a broker-dealer is a SIPC member firm, the broker-dealer's audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

4.   **Recent Regulatory Developments (Continued)**

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive end no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.

5.   **Risks and Concentrations**

The Company maintains all cash in a major bank, which at times, may exceed Federal insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

6.   **Subsequent Event**

The Company has performed an evaluation of subsequent events through February 28, 2018, the date of the financial statements were issued.

7.   **Commitments and Contingencies**

<u>Commitments:</u>

The Company rents office space on a month to month basis. During the year the Company moved from 115 West 18th street, New York, NY to 120 East 23rd Street, New York, NY.

The rent expensed for 2017 totaled $25,719.

CREATIS CAPITAL, LLC
SCHEDULE I
Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission

December 31, 2017

Member's Equity			$ 36,797
Non-allowable Assets			
Consulting Receivables	$ 20,138		
Prepaid Expenses	6,861		
Total Non-Allowable Assets			26,999
Net Capital before Haircuts on Proprietary Positions			9,798
Haircuts			-
Net Capital			9,798
Minimum Net Capital Requirement - the greater of $5000			
or 6-2/3% of aggregate indebtness of $4,567			5,000
Excess Net Capital			$ 4,798
Ratio of Aggregate Indebtness to Net Capital:			
Schedule of Aggregate Indebtedness:			
Accounts Payable and Accrued Expenses	$ 4,567		
Total Aggregrate Indebtedness			$ 4,567
Ratio of A.I. to Net Capital			46.61%
Reconciliation with the Company's Computation (included			
in Pat IIA of Form X-17-a-5 as of December 31,2017):			
Net Capital, as reported in the Company's Part II unaudited			
FOCUS Report	$ 9,798		
Audit Adjustments Affecting Equity	-		
Audit Adjustments Affecting Non-Allowable Assets	-		
Net Capital Per Above			$ 9,798

CREATIS CAPITAL, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c-3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

The Company is a non-carrying broker-dealer exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activiites are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(i) of that rule.

CREATIS CAPITAL, LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Creatis Capital, LLC

We have reviewed management's statements, included in the accompanying Creatis Capital, LLC's Exemption Report (Assertions Report), in which (1) Creatis Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Creatis Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Creatis Capital, LLC stated that Creatis Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Creatis Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Creatis Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weintraub & Associates, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York

February 28, 2018



CREATIS CAPITAL LLC
120 East 23rd Street, 4th Floor
New York, NY 10010

Creatis Capital, LLC's Exemption Report (Assertions Report)

Creatis Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the year ended December 31, 2017, without exception.

Creatis Capital, LLC

I, ___Michael Bohlmann___, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Executive Officer

Date: February 28, 2018